

July 28, 2011

<u>Via E-mail</u>
Fidel Thomas, President
Northridge Ventures Inc.
2325 Hurontario Street, Suite 204
Mississauga, Ontario CANADA L5A 4K4

> **Re:** **Northridge Ventures Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 27, 2011**
> **File No. 333-172934**

Dear Mr. Thomas

     Our preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we noted the following deficiency:

1.   Your financial statements did not meet the updating requirements of Rule 8-08 of Regulation S-X. Please update the financial statements and related information accordingly.

     If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing an amendment to correct the deficiency.

     If you have any questions regarding the foregoing, please contact Stephanie Bouvet, Attorney- Advisor, at 202-551-3545.

> Sincerely,
>
> /s/ Kathleen Collins
>
> Kathleen Collins
> Accounting Branch Chief

cc: <u>Via Email</u>
        Thomas Mills